September 5, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Pamela A. Long

Re:       Loma Negra Compañía Industrial Argentina Sociedad Anónima

Draft Registration Statement on Form F-1

Submitted on July 12, 2017

CIK No. 1711375

Dear Ms. Long:

On behalf of our client, Loma Negra Compañía Industrial Argentina Sociedad Anónima, a company organized under the laws of Argentina (the “Company”), we publicly file herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced draft registration statement on Form F-1 (the “Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”). The Registration Statement was initially submitted confidentially to the Commission on July 12, 2017. In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 9, 2017 (the “Comment Letter”). In addition to the amendments made in response to the Comment Letter, the Company has also made updates in Amendment No. 1 to include certain other information and data to reflect new developments since July 12, 2017, as well as generally to update the draft Registration Statement.

We are providing by overnight delivery a courtesy package that includes four copies of Amendment No. 1, two of which have been marked to reflect revisions from the Registration Statement initially submitted on July 12, 2017 as well as copy of this letter.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter from the Staff. All page numbers referenced in the responses refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Securities and Exchange Commission

September 5, 2017

General

1.	Please fill in all blanks for information not omitted in reliance on Rule 430A of the Securities Act.

Response:

In response to the Staff’s comment, the Company has revised the Amendment No.1 to include all information except that which can be excluded pursuant to Rule 430A of the Securities Act of 1933, as amended (the “Securities Act”).

2.	Please be advised that we may have additional comments when items that are currently blank are completed.

Response:

The Company acknowledges that the Staff may have additional comments when items that are currently blank are completed and will endeavor to complete or file such items in a timely manner to facilitate the Staff’s review.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:

As of the date of Amendment No. 1, the Company did not nor did the Company authorize anyone on its behalf to present any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide any such communications to the Staff.

Special Note Regarding Non-IFRS Financial Measures, page iv

4.	We note your disclosure which states that Law 27,264, in force since August 2016, established that taxes on debits and credits to bank accounts may be applied as an advance payment of income tax. As such, please explain why your 2016 financial statements present the tax on debits and credits to bank accounts as an operating expense in the determination of profit before tax.

Response:

In response to the Staff’s comment regarding Law 27,264, the Company respectfully clarifies to the Staff that its disclosure on page v states that Law 27,264 “established that small- and medium-sized companies may apply this tax as an advance payment of income tax.” Accordingly, the Company has revised the disclosure on page v in response to the Staff’s comment to clearly state that, according to Law 27,264, the Company is a large-sized company in Argentina, and therefore, it is only permitted to apply 0.2% on the amount levied on credits to bank accounts as an advance payment of the Company’s income tax.

Securities and Exchange Commission

September 5, 2017

Prospectus Summary, page 1

5.	Please balance your disclosure with a discussion of the principal challenges or weakness and the risks and limitations facing you.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it had included in the Registration Statement on pages 12 and 13 a summary of the principal risks and challenges that it faces, and it has also included a disclaimer at the top of page 1 that refers potential investors to the “Risk Factors” section for a more complete understanding of the risks facing the Company.

6.	We note your disclosure that your products are primarily used in construction, which you expect to be one of the fastest growing sectors of the Argentine economy in the “next years.” Please revise to quantify.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 67 and 116 to quantify its expectations with respect to the future pace of growth of the construction sector in Argentina in the next five years, which estimates are based on the Company’s current beliefs and assumptions taking into account the information currently available to it from Consultora de Estudios Bonaerense S.A.

Selected Operating and Financial Data, page 5

7.	Please explain the reference in footnote (1) that “control was not effective during 2016” since it appears from the notes to your consolidated financial statements that control of Yguazú Cementos S.A. was achieved on December 22, 2016.

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No.1 to clarify that its control over Yguazú Cementos S.A. became effective as of December 22, 2016 and, considering that the consolidation was not deemed significant for the 10-day period ended December 31, 2016, the Company recorded the results of operations of its subsidiary Yguazú Cementos S.A. under the line item “share of profit (loss) of associates” in the Company’s consolidated statement of profit or loss and other comprehensive income and cash flow statement for the six-month period ended June 30, 2016 and for the years ended December 31, 2016, 2015 and 2014.

Securities and Exchange Commission

September 5, 2017

Preemptive rights, page 16

8.	We note your disclosure that the selling shareholder has preferential subscription rights, including preemptive rights in the subscription of new ordinary shares. We also note, that the selling shareholder has communicated to you that it will not exercise its preferential rights. Please tell us whether the selling shareholder’s election to not exercise its preferential rights will be reflected in a written agreement.

Response:

The Company acknowledges the Staff’s comment and it respectfully informs the Staff that the selling shareholder has expressed its irrevocable decision to the Company to not exercise its preferential rights in the subscription of new ordinary shares; however, as of this date, the Company has not received a written communication from the selling shareholder reflecting its decision. If the Company receives a written communication from the selling shareholder in this regard, the Company will supplementally provide a copy of such communication to the Staff.

Risk Factors, page 24

Risks Relating to the Offering, Our Ordinary Shares and the ADSs, page 39

Your voting rights with respect to the shares are limited, page 42

9.	On page 42 you state that you “will provide the notice to the depositary, which will in turn, if we so request, as soon as practicable thereafter provide to each ADS holder.” Please revise to make clear the circumstances where you would not instruct the depositary to notify ADS holders of shareholders’ meetings or where the depositary may itself determine not to notify ADS holders.

Response:

The Company respectfully advises the Staff that the Company has not yet engaged a depositary for the Company’s American depositary shares as of the date hereof. The Company will revise the referenced disclosure in subsequent amendments to its Form F-1 following the Company’s engagement of a depositary.

Use of Proceeds, page 55

10.	Please provide the disclosure required by Item 3.C.4. of Form 20-F.

Response:

The Company advises the Staff that it has not determined which, if any, of its outstanding indebtedness it intends to repay using the net proceeds it receives in the offering, or the aggregate amount of any such repayment. The Company acknowledges the Staff’s comment and confirms that if it elects to discharge, reduce or retire indebtedness with any material part of the proceeds, the Company will provide the information required by Item 3.C.4. of Form 20-F.

Securities and Exchange Commission

September 5, 2017

In addition, the Company has revised the disclosure on pages 17 and 55 to include additional information, as follows: “We intend to use the net proceeds of the global offering to fund our growth plans primarily through the expansion of our L’Amalí plant, involving a total estimated investment of approximately US$350 million (see “Business—Investments”), and for working capital and other general corporate purposes. We may also use a portion of the net proceeds of this offering to repay some of our outstanding indebtedness, although, we have not determined which, if any, of our indebtedness we would so repay, or the aggregate amount of any repayment. Our management will have significant flexibility in applying the net proceeds of this offering.”

Selected Consolidated Financial and Other Information, page 62

11.	Please revise your presentation of the consolidated statements of financial position to clearly show that the line item “equity attributable to the owners of the Company” is a subtotal. This comment also applies to your Summary Consolidated Financial and Other Information on page 20.

Response:

The Company has revised the disclosure on pages 22 and 63 in response to the Staff’s comment to clearly show that the line item “equity attributable to the owners of the Company” is a subtotal.

12.	We note that you calculate EBITDA as net profit plus finance costs, net plus income tax expense plus depreciation and amortization. However, since net finance costs consists of interest expense, exchange gains/losses on U.S. dollar and other foreign currency- denominated debt, derivative losses or gains, and other items, your presentation of EBITDA includes items in addition to what the acronym suggests. We remind you that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization” in Question 103.01 of the SEC Compliance and Disclosure Interpretation: Non-GAAP Financial Measures https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. To the extent that you continue to add back finance costs, net, exclusive of interest items, please remove the subtotal of EBITDA in your reconciliation, as well as the references to EBITDA throughout your draft registration statement, and solely present Adjusted EBITDA and references thereto.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has revised the disclosure on page iv and throughout Amendment No. 1 to clarify that the Company calculates EBITDA as net profit plus financial interest, net plus income tax expense plus depreciation and amortization and Adjusted EBITDA as EBITDA plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts. The Company, therefore, presents the calculation of EBITDA according to the definition in Release No. 47226 and has adjusted the reconciliation of its Adjusted EBITDA to exclude “finance cost, net” items that are not interest items.

Securities and Exchange Commission

September 5, 2017

13.	We refer to “net debt” and “net debt/Adjusted EBITDA ratio”. Please expand footnotes (6) and (7) to disclose the reason why these non-IFRS financial measures provide useful information to investors, as well as any additional purposes, if any. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages v and 65 to include, in footnotes (6) and (7) to the table showing its consolidated statement of financial position, a discussion of the principal reasons why the Company’s management believes that net debt and the net debt/Adjusted EBITDA ratio are useful non-IFRS measures to investors. The Company has clarified that these non-IFRS measures provide transparent and useful information to investors and financial analysts in their review of its operating performance and financial profile and in the comparison of such performance to the operating performance of other companies in the same industry or in other industries that have different capital structures and debt levels.

Management’s Discussion and Analysis of Financial Condition, page 66

General

14.	Please revise your draft registration statement to provide information regarding your research and development activities as provided by Part I, Item 5C of Form 20-F, as applicable.

Response:

In response to the Staff’s comment, the Company clarifies that the research and development activities that it performs have not been material during the six-month period ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014, and that it does not have a formal policy in respect of these activities. Accordingly, the Company has revised the disclosure on pages 11 and 123.

Critical Accounting Policies, page 72

Intangible Assets, page 74

15.	Your disclosure states that amortization is recognized on an estimated production curve method. Please tell us and disclose in more detail, the units of measure associated with this method. In addition, disclose how this methodology is associated with your software intangible assets or clarify your critical accounting policy as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 to clarify that the method of amortization of its mining exploitation rights will be determined at the time the Company begins to extract mineral from its respective quarries. Its mining exploitation rights are of indefinite duration and have not been amortized yet. Additionally, the Company has clarified that its software intangible assets are amortized over a period of five years. The company has also included on page 75 a reference to notes 3.9 and 14 to its audited consolidated financial statements.

Securities and Exchange Commission

September 5, 2017

Year Ended December 31, 2016, Compared to the Year Ended December 31, 2015, page 76

Share of Profit (Loss) of Associates, page 78

16.	Please expand your disclosure to more fully discuss how Yguazú Cementos recognized a loss in 2015 due to an advance payment paid to a supplier in connection with a plant construction contract.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on page 84 to clarify that in 2015 its subsidiary Yguazú Cementos S.A. recorded a loss of US$6.3 million relative to an advance payment to Satarem AG, an engineering, procurement and construction contractor that subsequently made a voluntary bankruptcy filing. As a result of that filing, Yguazú Cementos S.A. determined that the advance payment will not be recoverable.

Income Tax Expense, page 79

17.	Please revise your disclosure to also quantify and discuss the reasons for any significant differences between your effective tax rate and statutory rate for each period presented.

Response:

In response to the Staff’s comment, the Company has included disclosure on pages 81, 85 and 89 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Income tax expense” to include the effective tax rate reconciliation for each period presented and a discussion of the reasons for any significant differences between the Company’s effective tax rate and its statutory rate for each period presented.

Securities and Exchange Commission

September 5, 2017

Year Ended December 31, 2015, Compared to the Year Ended December 31, 2014, page 80

Cost of Sales, page 81

18.	We refer to the cost of sales of your segments. In your first two bullets you mention “depreciation of the Peso against the U.S. dollar in 2015 compared to 2014”, but it is unclear as to what costs increased due to foreign exchange. Please revise your disclosure to clarify the nature of the costs you are referring to.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 83 to clarify that its costs of sale for the segments “Cement, masonry cement and lime” and “Concrete” increased in 2015, as compared to 2014, because of inflation-related increases in salaries, wages and social contributions, as well as an increase in the cost of electrical power and fuel.

19.	Please clarify how the costs of sales of your railroad segment are impacted by raw materials and services which are pegged to the U.S. dollar.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 83 to clarify that its costs of sale for its “Railroad” segment increased in 2015, as compared to 2014, because of inflation-related increases in salaries, wages and social contributions, as well as increases in security services, preservation and maintenance costs and fuel-related costs.

Liquidity and Capital Resources, page 83

20.	It appears to us that your working capital deficiency as of December 31, 2016, which you have defined as current assets less current liabilities, is Ps.2,529 million. Please advise us how you determined your working capital deficiency amount or otherwise revise this disclosure throughout your draft registration statement.

Response:

The Company respectfully advises the Staff that it defines working capital as current assets less current liabilities. In response to the Staff’s comment, the Company has revised and updated the disclosure on page 90 as of June 30, 2017.

Securities and Exchange Commission

September 5, 2017

Business, page 107

21.	Please include a breakdown of total revenues by category of activity for each of the last three financial years in your description of the principal markets in which you compete. See Item 4.B.2. of Form 20-F.

Response:

In response to the Staff’s comment, the Company has modified the disclosure on page 6 under the caption “Prospectus Summary” and on page 117 under the caption “Business—Selected Financial Data” to include the following table showing the breakdown of total revenues by segments for each of the financial periods indicated.

	As of and for the Six- Month Period Ended June 30,		As of and for the Year Ended December 31,
	2017	2016	2016	2015	2014
	(Amounts in millions of Ps.)
Selected financial data
Argentina cement, masonry cement and lime segment	5,035.5	3,665.6	8,314.4	6,701.3	5,014.4
Concrete segment	798.1	459.8	1,044.6	793.7	664.5
Railroad segment	746.5	533.9	1,223.7	919.7	753.0
Aggregates segment	116.8	74.9	189.5	144.7	114.7
Others segment	66.7	38.3	75.6	56.6	48.9
Paraguay cement	528.4	—	—	—	—
Eliminations	(622.8)	(429.3)	(973.4)	(745.0)	(621.4)

Total net revenue	6,669.2	4,343.2	9,874.4	7,871.0	5,974.1

Our Production Facilities, page 118

22.	Please modify your filing and disclose details concerning your La Preferida aggregate operation in this section. In addition please disclose your granitic reserves after your limestone reserve table found on page 125.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 133 to include details concerning its La Preferida aggregates operations. The Company has also revised the disclosure on page 138 to include its granitic aggregates reserves by geographic regions as of June 30, 2017.

Securities and Exchange Commission

September 5, 2017

Our Production Facilities, page 119

23.	Please insert a small-scale map showing the location and access to each material property, as required by Industry Guide 7(b)(2) and Instruction 1 to Item 4.D. of Form 20-F. We believe the maps should comply with the guidance found in Industry Guide 7, Instructions to paragraph (c)(1).

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 139, 140, 141 and 142 to include small-scale maps showing the location and access of its principal limestone quarries.

Limestone Reserves, page 124

24.	We note your disclosure of a total reserve of 949 million tons which varies from your proven and probable reserve totals found elsewhere in your filing. Please review this disclosure and revise as necessary.

Response:

The Company has revised the disclosure on page 136 of Amendment No. 1 in response to the Staff’s comment.

25.	High quality & purity limestones are generally defined by the calcium carbonate (CaCO3) content as a percentage or another appropriate measurement. Please disclose this quality or grade for your limestone property reserves.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 137 to include a discussion of the quality of its limestone property reserves.

The Company has clarified that it distinguishes recoverable limestone from waste by evaluating whether the limestone rocks are adequate to be used in raw meal, which is a powder composed of a clay and limestone mixture. In order to meet raw meal specifications, the Company generally uses limestone with at least a 75% concentration of calcium carbonate (CaCO3). Although there is no specific cutoff grade for aggregates, the Company distinguishes recoverable aggregates from waste by segregating the type of rock extracted from the quarry. The most common rocks used for aggregates production are granite, basalt, limestone, sand or gravel.

26.	Please modify your filing and disclose the following information within or adjacent to your reserve tables:

•	A statement, if true, clarifying your reserve estimates incorporate losses for dilution, mining, and processing recovery and state these losses as a percentage or other relevant factor.

Securities and Exchange Commission

September 5, 2017

•	The drilling or sample density used to designate your reserves and/or separate proven reserves from probable reserves.

•	The limestone/granite cost/price used to estimate your reserves.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 136, 137 and 138 to clarify the following:

•	The reserves estimates presented do not consider losses from dilution, mining and process recovery issues, since they are considered to be inmaterial in the deposits in which they are being exploited. Also, the flexibility of the cement production process allows several types of materials to be partially blended into cement products, including materials that could otherwise be considered as waste products without blending.

•	Drilling or sample density information is not the key criteria that the Company uses to distinguish proven from probable reserves. Nevertheless, to analyze the drill hole data from its quarries the Company assumes the following distance ranges between drill holes: for active quarries, between 60 and 150 meters, and for inactive quarries, between 150 and 300 meters. The density between drill holes (samples) used in the reserves estimation process is a function of the geological complexity of the deposits and the chemical heterogeneity of the materials used in the process; therefore, the Company does not employ a single, fixed set of criteria for all of its mineral reserves.

•	The Company does not use the price or cost of raw materials used in the cement production process as a variable in its reserves’ evaluation process because there is no global commodity market value for these raw materials, whose prices are governed by prevailing market prices in Argentina for these materials.

Management and Corporate Governance, page 137

27.	Please provide the service contract disclosure or appropriate negative statement required by Item 6.C.2 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 162 to clarify that, neither the Company, nor any of its affiliates, has entered into any agreement that provides for any benefit or compensation to any director after expiration of his or her term.

28.	Please disclose the total amount set aside or accrued by you to provide pension, retirement or other similar benefits for your executive officers and directors during the most recently completed fiscal year. See Item 6.B.2. of Form 20-F.

Response:

The Company respectfully advises the Staff that it does not have a pension plan, retirement plan or other similar benefits for any of its executive officers and directors.

Securities and Exchange Commission

September 5, 2017

Equity Compensation Plans, page 143

29.	Please provide the missing percentage amount in your next amendment.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has modified its disclosure on page 162 to refer to its new long-term incentive plan.

Certain Relations and Related Party Transactions, page 146

30.	Note 19 to your financial statements refer to related party transactions that occurred during the relevant time period and that do not appear to be disclosed in this section. See Item 7.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure on pages 166, 167 and note 14 to the unaudited interim condensed consolidated financial statements to include a more detailed explanation of other relevant related party transactions that occurred during the periods presented.

Description of Capital Stock, page 147

31.	Please revise your disclosure under this heading to include the following:

•	A comparison of U.S. and the Republic of Argentina laws as per Item 10.B.9 of Form 20-F;

•	A discussion of any liability to further capital calls by the company as per Item 10.B.3(g) of Form 20-F;

•	Whether or the extent that shareholders may submit matters to be voted upon at shareholders’ meetings; and

•	Any recourse available to investors in instances where the share registry, referenced under “Form and Transfer of Shares, page 150,” is not appropriately updated.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on pages 44, 45, 155, 159, 161, 168, 169, 171 and 172 to include, or confirms that the disclosure includes, as applicable, the comparative information required by Item 10.B.9, a discussion of any liability relating to further capital calls required by Item 10.B.3(g) (on page 169), whether shareholders can submit matters to be voted on at the shareholders’ meeting (on page 171) and any recourse to investors in instances where a share registry is not updated (on page 169).

Securities and Exchange Commission

September 5, 2017

Shareholders’ Liability, page 148

32.	Here or under “Our shareholders may be subject to liability” on page 45, include discussion of the following:

•	Whether there are any limitations on the liability that may be incurred by a shareholder;

•	Whether former shareholders may also be held liable; and

•	The extent to which other matters may result in a shareholder liability, for example, litigation initiated by shareholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 169 to clarify that shareholders’ liability for losses are limited to their respective shareholdings in the Company. Furthermore, former shareholders may not be held liable in respect of actions taken by them while they owned shares of the Company subject to the applicable statute of limitations. Furthermore, the Company has clarified that the shareholders may be subject to liability by other sources of law.

Foreign Financial Asset Reporting, page 170

33.	Please revise to provide the relevant U.S. dollar thresholds.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 191 to include the relevant U.S. dollar value threshold.

Underwriting, page 173

34.	We note your disclosure that your officers, directors, and selling shareholders are subject to a lock-up agreement. Please file the lock-up agreement as an exhibit to the registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the form of lock-up agreement will be attached as an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement in connection with a future amendment.

Securities and Exchange Commission

September 5, 2017

Enforceability of Civil Liabilities, page 188

35.	Include discussion of Paraguay, as necessary, as required by Item 101(g) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 209 and 210 to include a discussion of enforceability of civil actions in Paraguay.

Financial Statements, page F-1

1. General Information

36.	Throughout your document, you refer to Loma Negra Holding GmbH as your selling shareholder who owns 99.4% of your outstanding capital stock at December 31, 2016. Please confirm to us and disclose, if true, that InterCement Brasil S.A. is the parent company of Loma Negra Holding GmbH.

Response:

The Company respectfully advises the Staff that as of December 31, 2016, InterCement Brasil S.A., or InterCement Brasil, held a 99.44% equity interest in the share capital of the Company. The controlling shareholders of InterCement Brasil are Cimpor Trading Inversiones, SA, or CTI, which holds 43.22% of its share capital, and Cauê Áustria Holding GmbH, or CAH, which holds 56.78% of its share capital.

CAH is the sole shareholder of Loma Negra Holding GmbH, or LNH, a limited liability company under Austrian law. Through a corporate reorganization, LNH became the owner of 99.44% of the Company.

CAH also holds 56.78% of the share capital of InterCement Brasil. Although InterCement Brasil is no the parent company of LNH, they both belong to the same holding group.

The Company has revised its disclosure on pages 4, 164 and 165 to clarify the information regarding the beneficial ownership of its outstanding shares as of the date of Amendment No. 1.

2. Basis of Preparation of the Consolidated Financial Statements, page F-9

2.3.1. Business combination between entities under common control, page F-14

37.	We note your use of U.S. GAAP to account for your common control transaction. Please explain to us your rationale for not presenting your results of operations for 2016 assuming the exchange had occurred at the beginning of the period. Refer to ASC 50-45 for guidance on transactions between entities under common control.

Securities and Exchange Commission

September 5, 2017

Response:

In response to the Staff’s comment, the Company clarifies that as stated in note 2.3.1 to its audited consolidated financial statements and according to IAS 8, the Company has defined its accounting policy for business combinations of entities under common control based on the predecessor values. Therefore, assets and liabilities of the acquired entity were recognized at the book values recorded in the ultimate parent entity’s consolidated financial statements and the Company, in accordance with its defined policy, did not restate the information for any of the periods presented in its consolidated financial statements (i.e., as if the transaction had occurred at the beginning of the earliest period presented).

4. Critical Accounting Judgments and Key Sources Used for Estimating Uncertainty, page F-28

4.1.1. Concession of Ferrosur Roca S.A.

38.	Please provide us with a comprehensive analysis of your conclusion that the concession of Ferrosur Rosa S.A. is not within the scope of IFRIC 12. Your response should include the specific factors you considered in your determination that the concession agreement does not meet the criteria of paragraph 5(a) and address the applicable guidance provided in AG2-AG7. Additionally, please tell us the carrying amounts of the related property, plant, and equipment as of December 31, 2016.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has considered IFRIC 12, including the application guidance, in analyzing the concession of Ferrosur Roca S.A. and it concluded that such concession is not within the scope of IFRIC 12. The main reasons for reaching this conclusion were the following:

(i)	the grantor of the concession does not control or regulate the services the operator must provide with the infrastructure;

(ii)	the grantor of the concession does not control to whom and at what price the operator must provide such services;

(iii)	there are no circumstances in which the grantor of the concession acquires all of the output or services;

(iv)	the Company sets the prices in accordance with market conditions; and

(v)	the Company controls the operations.

Accordingly, the Company has recorded the assets received from the concession and those subsequently acquired under IAS 16 “Property, plant and equipment.”

The Company also clarifies that, as of December 31, 2016, the carrying amount of the related property, plant and equipment was Ps.137.4 million.

15. Investments, page F-37

39.	Please tell us the reason that loans receivable from InterCement Brasil S.A. are not classified as other receivables. Refer to paragraph 78(b) of IAS 1.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that, in accordance with paragraph 58 of IAS 1, the Company considered loans receivable from InterCement Brasil S.A. as short-term investments generated by the placement of funds with the objective of obtaining interest income. Therefore, based on the nature and liquidity of the asset, the Company has recorded this item in the Investments line of its balance sheet.

19. Parent Company, Other Shareholders, Associates, and Other Related Parties Balances and Transactions, page F-41

Securities and Exchange Commission

September 5, 2017

40.	Please revise your draft registration statement to provide the disclosures required by paragraph 17 of IAS 24.

Response:

The Company respectfully acknowledges the Staff´s comment and advises that key management personnel compensation refers to short-term employee benefits. The Company also clarifies that the amount recognized in its statement of profit or loss and other comprehensive income related to board of directors’ fees refers to the Company’s key management as stated in note 19 to its audited consolidated financial statements.

21. Trade Accounts Receivable, page F-44

41.	It appears that your receivable related to the railway program execution unit for Ps.78 million is not included in the line item for receivables that are more than 91 days past due. Please advise, as well as tell us where this receivable is categorized in the aging of your accounts receivable. We further note the amount has been discounted based on the estimated timing of collection. Please clarify in your document the terms of the receivable and your estimated collection schedule.

Response:

In response to the Staff’s comment, the Company clarifies that the receivable related to the railway program execution unit is not considered a past-due amount and that the estimated period of collection of the credit recognized will be over the next three years. This receivable is disclosed in the line item “to become due” because it relates to the proceeds of the claim and the final decision of the judge.

36. Receivable from Railway Program Execution Unit, page F-60

42.	Please tell us whether this receivable has been collected subsequent to year-end or how you have determined that collectability is reasonably assured.

Response:

The Company respectfully acknowledges the Staff’s comment and advises that the receivable related to the railway program execution unit was not collected subsequently to the year-end. As previously stated in our response to the Staff’s comment 41, the estimated period of collection will be over the next three years. The legal case concluded in 2015 with a final and non-appealable judgment in favor of Ferrosur Roca S.A. The Company has advised that it believes that it is virtually certain to collect the amount of the judgment from the obligor, the Province of Buenos Aires.

37. Trust Administration, page F-60

43.	Please explain to us the following:

•	How you accounted for the annual fee contributions prior to 2015;

Securities and Exchange Commission

September 5, 2017

•	How you determined that you would receive a future economic benefit of contributions made to a fund for the improvement of the interurban railroad system; and

•	How you determined that gain recognition was appropriate for the prior year contributions of Ps.84 million that were recorded by the trust and the accounting guidance you relied upon in your determination.

Response:

In response to the Staff’s comment, the Company clarifies the following:

•	Through December 31, 2015, the amounts transferred to the trust were accounted for as an operating expense because the Company understood that the collection of funds to be used in the improvement of the railroad system operated by the Company was not virtually certain to occur. Thus, it was considered as a contingent asset.

•	On July 27, 2016, the Ministry of Transportation (Ministerio de Transporte) of Argentina issued Rule No. 218, establishing a procedure for the certification of proposed works by rail concessionaires, among other regulations and policy reforms announced and executed by the Macri administration in Argentina since assuming office in December 2015. Based on new regulations implemented in 2016 by the Macri administration, the Company assessed the likelihood of the collection of funds as virtually certain, recording the respective receivable in its balance sheet as of December 31, 2016.

•	Based on the explanations set forth above, the Company recognized a gain of Ps.84 million as income for the year ended December 31, 2016, representing the accumulated amount of contributions made to the trust, net of trust expenses plus the financial income accrued, as derived from the financial statements of the trust. Based on IAS 37, as the realization of the right is virtually certain, the related asset is not a contingent asset and its recognition as a gain is appropriate.

* * *

The Company would be grateful if the Staff provided any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Vetterli at (212) 819-8816 or John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:     Marcos Gradin, Chief Financial Officer, Loma Negra Compañía Industrial Sociedad Anónima